UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C.

SCHEDULE 13D/A

AMENDMENT NO. 1*

Under the Securities Exchange Act of 1934

Next Meats Holdings, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)
65345L 100

(CUSIP Number)
3F 1-16-13 Ebisu Minami Shibuya-ku, Tokyo Japan Phone: +81 90-6002-4978

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 18, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65345L 100	SCHEDULE 13D

1	NAME OF REPORTING PERSON Next Meats Co., Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power – 0
	8	Shared Voting Power – 487,352,298 [1,2]
	9	Sole Dispositive Power – 0
	10	Shared Dispositive Power – 487,352,298 [1,2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 487,352,298 [1,2]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 97.47%[1,2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1.

On November 18, 2020 Next Meats Co., Ltd. purchased 35,000,000 shares of restricted common stock from Flint Consulting Services, LLC.

On January 28, 2021, our majority shareholder, Next Meats Co., Ltd., along with our Board of Directors took action to ratify, affirm, and approve the issuance of 452,352,298 shares of restricted common stock to Next Meats Co., Ltd. The shares were issued for services rendered to the Company.

Following the aforementioned events, Next Meats Co., Ltd. owns and controls 487,352,298 shares of restricted common stock representing 97.47% of our common stock issued and outstanding.

2.	Based on 500,000,000 shares of common stock, par value $0.001 per share, outstanding as of January 28, 2021.

CUSIP No. 65345L 100	SCHEDULE 13D

1	NAME OF REPORTING PERSON Koichi Ishizuka
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power – 0
	8	Shared Voting Power – 487,352,298 [1,2]
	9	Sole Dispositive Power – 0
	10	Shared Dispositive Power – 487,352,298 [1,2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 487,352,298 [1,2]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 97.47%[1,2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1.

On November 18, 2020 Next Meats Co., Ltd. purchased 35,000,000 shares of restricted common stock from Flint Consulting Services, LLC.

On January 28, 2021, our majority shareholder, Next Meats Co., Ltd., along with our Board of Directors took action to ratify, affirm, and approve the issuance of 452,352,298 shares of restricted common stock to Next Meats Co., Ltd. The shares were issued for services rendered to the Company.

Following the aforementioned events, Next Meats Co., Ltd. owns and controls 487,352,298 shares of restricted common stock representing 97.47% of our common stock issued and outstanding.

2.	Based on 500,000,000 shares of common stock, par value $0.001 per share, outstanding as of January 28, 2021.

CUSIP No. 65345L 100	SCHEDULE 13D

1	NAME OF REPORTING PERSON White Knight Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power – 0
	8	Shared Voting Power – 487,352,298 [1,2]
	9	Sole Dispositive Power – 0
	10	Shared Dispositive Power – 487,352,298 [1,2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 487,352,298 [1,2]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 97.47% [1,2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1.

On November 18, 2020 Next Meats Co., Ltd. purchased 35,000,000 shares of restricted common stock from Flint Consulting Services, LLC.

On January 28, 2021, our majority shareholder, Next Meats Co., Ltd., along with our Board of Directors took action to ratify, affirm, and approve the issuance of 452,352,298 shares of restricted common stock to Next Meats Co., Ltd. The shares were issued for services rendered to the Company.

Following the aforementioned events, Next Meats Co., Ltd. owns and controls 487,352,298 shares of restricted common stock representing 97.47% of our common stock issued and outstanding.

2.	Based on 500,000,000 shares of common stock, par value $0.001 per share, outstanding as of January 28, 2021.

CUSIP No. 65345L 100	SCHEDULE 13D

1	NAME OF REPORTING PERSON Ryo Shirai
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power – 0
	8	Shared Voting Power – 487,352,298 [1,2]
	9	Sole Dispositive Power – 0
	10	Shared Dispositive Power – 487,352,298 [1,2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 487,352,298 [1,2]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 97.47% [1,2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1.

On November 18, 2020 Next Meats Co., Ltd. purchased 35,000,000 shares of restricted common stock from Flint Consulting Services, LLC.

On January 28, 2021, our majority shareholder, Next Meats Co., Ltd., along with our Board of Directors took action to ratify, affirm, and approve the issuance of 452,352,298 shares of restricted common stock to Next Meats Co., Ltd. The shares were issued for services rendered to the Company.

Following the aforementioned events, Next Meats Co., Ltd. owns and controls 487,352,298 shares of restricted common stock representing 97.47% of our common stock issued and outstanding.

2.	Based on 500,000,000 shares of common stock, par value $0.001 per share, outstanding as of January 28, 2021.

CUSIP No. 65345L 100	SCHEDULE 13D

1	NAME OF REPORTING PERSON Hideyuki Sasaki
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power – 0
	8	Shared Voting Power – 487,352,298 [1,2]
	9	Sole Dispositive Power – 0
	10	Shared Dispositive Power – 487,352,298 [1,2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 487,352,298 [1,2]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 97.47% [1,2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1.

On November 18, 2020 Next Meats Co., Ltd. purchased 35,000,000 shares of restricted common stock from Flint Consulting Services, LLC.

On January 28, 2021, our majority shareholder, Next Meats Co., Ltd., along with our Board of Directors took action to ratify, affirm, and approve the issuance of 452,352,298 shares of restricted common stock to Next Meats Co., Ltd. The shares were issued for services rendered to the Company.

Following the aforementioned events, Next Meats Co., Ltd. owns and controls 487,352,298 shares of restricted common stock representing 97.47% of our common stock issued and outstanding.

2.	Based on 500,000,000 shares of common stock, par value $0.001 per share, outstanding as of January 28, 2021.

CUSIP No. 65345L 100	SCHEDULE 13D

 SCHEDULE 13D

The reporting persons named in Item 2 below are hereby jointly filing this Schedule 13D/A (this “Statement”) because, due to certain relationships among the reporting persons, such reporting persons may be deemed to beneficially own some or all of the same securities directly or indirectly acquired from the Company (defined below) by one or more of the reporting persons. In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the reporting persons named in Item 2 below have executed a written agreement relating to the joint filing of this Statement (the “Joint Filing Agreement”), a copy of which is filed as Exhibit 1 to this Statement.

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Schedule 13D (the “Schedule 13D”) filed on December 4, 2020 with the Securities and Exchange Commission (the “Commission”) by Next Meats Co., Ltd, Koichi Ishizuka, Ryo Shirai, Hideyuki Sasaki, and White Knight Co. This Amendment No. 1 is being filed on behalf of the aforementioned parties as a result of the January 28, 2021 issuance of 452,352,298 shares of restricted common stock to Next Meats Co., Ltd. The shares were issued for services rendered to the Company at par value ($0.001). No monies were paid for the shares.

Except as otherwise specified in this Amendment No. 1, all previous items are unchanged. Defined terms used herein but not otherwise defined have the meanings set forth in the Schedule 13D.

Item 1.  Security and Issuer.

This Amendment No. 1 relates to shares of common stock, par value $0.001 per share (the “Common Stock”), of Next Meats Holdings, Inc., a Nevada corporation (the “Company”). The address of the Company’s principal executive offices is 3F 1-16-13 Ebisu Minami Shibuya-ku,Tokyo Japan 150-0022.

Item 2.  Identity and Background.

(a)	This Amendment No. 1 is being filed by (i) Next Meats Co., Ltd, a Japan company (“NMC”), (ii) Koichi Ishizuka, the Chief Financial Officer and board member of NMC (“Mr. Ishizuka”), (iii) Ryo Shirai, an Advisor of NMC (“Mr. Shirai”), (iv) Hideyuki Sasaki, the Chief Executive Officer and board member of NMC (“Mr. Sasaki”), and (v) White Knight Co., a Company owned and controlled by Mr. Ishizuka. (Together with NMC, Mr. Ishizuka, Mr. Shirai, Mr. Hideyuki and White Knight Co., the “Reporting Persons” and, each a “Reporting Person”). Collectively, Mr. Ishizuka, Mr. Shirai, Mr. Hideyuki, and White Knight Co. hold 97% of the voting interest of NMC.

(b)	The address of the business office for each of the Reporting Persons is 3F 1-16-13 Ebisu Minami Shibuya-ku,Tokyo Japan 150-0022.
(c)

The principal business of NMC is to operate as an artificial meat packing plant.

Mr. Ishizuka served as the CEO of Xinhua Finance Japan in 2006, Fate Corporation in 2008, and LCA Holdings., Ltd in 2009. Currently, Mr. Ishizuka serves as the Chief Executive Officer of OFF Line Co., Ltd., Photozou Co., Ltd., Photozou Holdings, Inc., Photozou Koukoku Co., Ltd., Off Line International, Inc. and OFF Line Japan Co., Ltd. He has held the position of CEO with OFF Line Co., Ltd. since 2013, Photozou Co., Ltd since 2016, Photozou Holdings, Inc since 2017, Photozou Koukoku Co., Ltd. since 2017, Off Line International, Inc. since 2019 and OFF Line Japan Co., Ltd. since 2018.

Mr. Shirai, from 2004 to 2006 was employed as a Financial Advisor at Daiwa Securities Group, Inc. From 2006 to 2019, Mr. Shirai served as the Chief Executive Officer and Founder of Whitehole Limited. Subsequently, he became the Founder of Next Meats Co., Ltd in 2020, and continues to hold this position to this date.

Mr. Sasaki was employed as an Executive Vice President at Whitehole Limited from 2008 to 2019. From 2020, to the present date, he has served as the Chief Executive Officer of Next Meats Co., Ltd.

(d)	During the last five (5) years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding violations or similar misdemeanors).
(e)	During the last five (5) years, none of the Reporting Persons have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgement, decree, or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	NMC is a Japanese Company.

Item 3.  Source or Amount of Funds or Other Consideration.

NMC purchased 35,000,000 shares of Common Stock (the “Shares”) from Flint Consulting Services, LLC (“FLINT”) on November 18, 2020 for consideration of three hundred and twenty-five thousand dollars ($325,000) pursuant to a Share Purchase Agreement dated November 17, 2020 (the “Agreement”), by and among FLINT, the Company, and NMC. NMC used affiliate funds to acquire the Shares.

On January 28, 2021 Next Meats Holdings, Inc. issued 452,352,298 shares of restricted common stock to Next Meats Co., Ltd. The shares were issued for services rendered to the Company at par value ($0.001). No monies were paid for the shares.

Item 4.  Purpose of Transaction.

Pursuant to the Share Purchase Agreement, on November 18, 2020, FLINT sold the Shares, representing approximately 73.46 percent of the Company’s issued and outstanding shares of Common Stock (at the time of sale), to NMC, and NMC paid to FLINT consideration of three hundred twenty-five thousand dollars ($325,000). The consummation of the transactions contemplated by the Agreement resulted in a change in control of the Company, with NMC becoming the Company’s largest controlling stockholder. Pursuant to the Agreement, on November 18, 2020, Mr. Paul Moody resigned as the Company’s Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer, and Director. Mr. Moody’s resignation as a Director is to be effective upon the 10th day after the mailing of the Company’s information statement on Schedule 14f-1 to the Company’s stockholders. On the same date, Mr. Ryo Shirai was appointed as the Chief Executive Officer and Director. Mr. Hideyuki Sasaki was appointed as Chief Operating Officer and Director. Mr. Koichi Ishizuka was appointed as Chief Financial Officer and Director. The appointments of Mr. Shirai, Mr. Hideyuki and Mr. Ishizuka as Directors of the Company are to be effective upon the 10th day after the mailing of the Company’s information statement on Schedule 14f-1 to the Company’s stockholders. The purpose of the acquisition of the Shares was to acquire control of the Company, which at that time was, and on the date hereof is, a shell company as defined in Rule 12b-2 of the Exchange Act with no operating business. The Reporting Persons are exploring various business opportunities with respect to the Company.

On January 28, 2021 Next Meats Holdings, Inc. issued 452,352,298 shares of restricted common stock to Next Meats Co., Ltd. The shares were issued for services rendered to the Company at par value ($0.001). No monies were paid for the shares.

Except to the extent provided in this Statement, none of the Reporting Persons have any current plans or proposals that relate to, or could result in any of the matters referred to in paragraphs (a) through (j) inclusive, of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their positions and/or change their purposes and/or formulate plans or proposals with respect thereto.

Item 5.  Interest in Securities of the Issuer.

The aggregate percentage of Common Stock owned by each Reporting Person is based on 500,000,000 shares of Common Stock issued and outstanding as of January 28, 2021.

(A)	NMC
a.	Aggregate number of shares beneficially owned: 487,352,298

Percentage: 97.47%

b.	Sole power to vote or direct vote: 0

Shared power to vote or to direct vote: 487,352,298

Sole power to dispose or to direct disposition: 0

Shared power to dispose or to direct disposition: 487,352,298

c.	NMC has not effected any transactions in Common Stock during the past 60 days, except as described in this Statement.
(B)	Ryo Shirai
a.	Aggregate number of shares beneficially owned: 487,352,298

Percentage: 97.47%

b.	Sole power to vote or direct vote: 0

Shared power to vote or to direct vote: 487,352,298

Sole power to dispose or to direct disposition: 0

Shared power to dispose or to direct disposition: 487,352,298

c.	Mr. Shirai has not effected any transactions in Common Stock during the past 60 days, except as described in this Statement.
(C)	Hideyuki Sasaki
a.	Aggregate number of shares beneficially owned: 487,352,298

Percentage: 97.47%

b.	Sole power to vote or direct vote: 0

Shared power to vote or to direct vote: 487,352,298

Sole power to dispose or to direct disposition: 0

Shared power to dispose or to direct disposition: 487,352,298

c.	Mr. Sasaki has not effected any transactions in Common Stock during the past 60 days, except as described in this Statement.
(D)	Koichi Ishizuka
a.	Aggregate number of shares beneficially owned: 487,352,298

Percentage: 97.47%

b.	Sole power to vote or direct vote: 0

Shared power to vote or to direct vote: 487,352,298

Sole power to dispose or to direct disposition: 0

Shared power to dispose or to direct disposition: 487,352,298

c.	Mr. Ishizuka has not effected any transactions in Common Stock during the past 60 days, except as described in this Statement.
(E)	White Knight Co.
a.	Aggregate number of shares beneficially owned: 487,352,298

Percentage: 97.47%

b.	Sole power to vote or direct vote: 0

Shared power to vote or to direct vote: 487,352,298

Sole power to dispose or to direct disposition: 0

Shared power to dispose or to direct disposition: 487,352,298

c.	White Knight Co. has not effected any transactions in Common Stock during the past 60 days, except as described in this Statement.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described in this Statement, there are no contracts, arrangements, understandings, or relationships other than as disclosed among the persons named in Item 2 hereof and any other person, with respect to the securities of the Company.

Item 7. Material to be Filed as Exhibits.

Exhibit No. Description

1	Joint Filing Agreement is filed herewith.
2	Share Purchase Agreement between Next Meats Holdings, Inc., FKA “Turnkey Solutions, Inc.”, Flint Consulting Services, LLC, and Next Meats Co., Ltd dated February 17, 2020, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 24, 2020.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Dated: March 29, 2021	Next Meats Co., Ltd By: /s/ Hideyuki Sasaki Name: Hideykui Sasaki Title: Chief Executive Officer

/s/ Ryo Shirai Ryo Shirai

/s/ Hideyuki Sasaki Hideyuki Sasaki

/s/ Koichi Ishizuka Koichi Ishizuka

White Knight Co. By: /s/ Koichi Ishizuka Name: Koichi Ishizuka Title: Director

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Next Meats Holdings, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. This Joint Filing Agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Dated: March 29, 2021	Next Meats Co., Ltd By: /s/ Hideyuki Sasaki Name: Hideykui Sasaki Title: Chief Executive Officer

/s/ Ryo Shirai Ryo Shirai

/s/ Hideyuki Sasaki Hideyuki Sasaki

/s/ Koichi Ishizuka Koichi Ishizuka

White Knight Co. By: /s/ Koichi Ishizuka Name: Koichi Ishizuka Title: Director